For Immediate Release

Nordion Extends Molybdenum-99 Supply Contract with Lantheus Medical Imaging, Inc. through 2015

OTTAWA, CANADA –October 22, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) extended its contract with its primary Medical Isotopes customer, Lantheus Medical Imaging, Inc. (LMI) for the supply of Molybdenum-99 (Mo-99).

Under the terms of the amended agreement, the contract has been extended for an additional two years through 2015.  Nordion expects to supply Mo-99 on a weekly basis to Lantheus Medical Imaging.  The multi-year contract reflects specific pricing for each year of the contract. Lantheus is Nordion’s single largest customer, purchasing the majority of Nordion’s Mo-99.

"Lantheus is a world leader in securing and supplying Mo-99. This multi-year agreement with Nordion underlines our commitment to serving the global nuclear medicine community through a diversified and balanced supply chain for Mo-99," said Don Kiepert, President and Chief Executive Officer, Lantheus Medical Imaging, Inc.  “We look forward to this continuation of our long-standing relationship with Nordion.”

"We are pleased to extend our contract with Lantheus.  This agreement provides Nordion with additional clarity of the multi-year demand for our Mo-99,” said Steve West, Chief Executive Officer, Nordion. “Both Nordion and Lantheus continue to be important participants in the global supply chain for Mo-99 which is so critical to physicians and patients worldwide.”

Medical isotopes are used by physicians to diagnose and treat a number of diseases, including cardiac and neurological conditions, and several types of cancer. Mo-99, and more specifically the derivative medical isotope technetium-99m, is utilized in approximately 80 per cent of nuclear medical procedures worldwide.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Lantheus Medical Imaging, Inc.

Lantheus Medical Imaging, Inc., a global leader in developing, manufacturing and distributing innovative diagnostic imaging agents, is dedicated to creating and providing pioneering medical imaging solutions to improve the treatment of human disease. The Company’s proven success in the field of diagnostic imaging provides a strong platform from which to bring forward breakthrough new tools for the diagnosis and management of disease. Lantheus imaging products include the echocardiography contrast agent DEFINITY® Vial for (Perflutren Lipid Microsphere) Injectable Suspension, an ultrasound contrast agent for use in patients with suboptimal echocardiograms to opacify the left ventricular chamber and to improve the delineation of the left ventricular endocardial border, ABLAVAR® (gadofosveset trisodium), a first-in-class magnetic resonance agent indicated for the evaluation of aortoiliac occlusive disease in adults with known or suspected peripheral vascular disease, TechneLite® (Technetium Tc99m Generator), Cardiolite® (Kit for the Preparation of Technetium Tc99m Sestamibi for Injection), and Thallium 201 (Thallous Chloride Tl 201 Injection). Lantheus has approximately 600 employees worldwide with headquarters in North Billerica, Massachusetts, and offices in Puerto Rico, Canada and Australia. For more information, visit www.lantheus.com.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:
MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
tanya.pobuda@nordion.com

INVESTORS:
Tamra Benjamin
(613) 592-3400 x. 1022
investor.relations@nordion.com

SOURCE: Nordion